Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 20, 2019

Fresenius Medical Care achieves revised 2018 targets and accelerates investments for future growth

•                  Growth trend unchanged: organic revenue growth of 4% for full year 2018

•                  Net income growth of 60% (14% on a comparable basis) at constant currency

•                  22nd consecutive dividend increase proposed: +10% to EUR 1.17

•                  Share buyback program of up to EUR 1bn over the next 2 years

•                  Meaningful investments in 2019 to capture future growth opportunities and optimize cost base

•                  Significantly accelerated net income growth in 2020 expected

Key figures (IFRS) — fourth quarter and full year 2018

EUR million	Q4 2018	Growth yoy	Growth yoy at cc	FY 2018	Growth yoy	Growth yoy at cc
Revenue	4,300	(3)%	(3)%	16,547	(7)%	(2)%
Revenue on a comparable basis	4,300	+7%	+7%	16,547	(1)%	+4%
Operating income (EBIT)	613	+18%	+12%	3,038	+29%	+33%
Operating income on a comparable basis	648	+42%	+39%	2,346	+3%	+6%
Net income(1)	425	+8%	+1%	1,982	+55%	+60%
Net income(1) on a comparable basis	408	+13%	+9%	1,377	+11%	+14%
Net income(1) adjusted	353	+8%	+4%	1,185	+2%	+4%

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

(1)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA cc = constant currency

“Our company’s growth continued in 2018, generating very solid cash flow that we are using for further investments in future growth and to create direct shareholder return,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “We achieved a strong increase in earnings per share, steadily strengthened our core competencies, and further positioned the company to meet the challenges of a rapidly evolving healthcare market. The ongoing Global Efficiency Program continues to improve the company’s efficiency. In addition, our focus in 2019 will be on accelerating our investments to further improve our cost base and capture future growth opportunities. Key growth areas are for example U.S. home care supported by the acquisition of NxStage and increasing patient numbers in developing economies.”

Solid revenue growth targeted for 2019 and 2020

For 2019, Fresenius Medical Care expects adjusted revenue(2),(3) to grow between 3% and 7% and adjusted net income(2),(3) to develop in the range of (2%) to 2%. Based on the ramp-up of the new 2019 cost optimization program, the phasing of contributions from the Global Efficiency Program II and other measures initiated, Fresenius Medical Care anticipates a back-end loaded acceleration of adjusted net income(2),(3) growth.

For 2020, Fresenius Medical Care expects adjusted revenue(2) as well as adjusted net income(2) to grow at a mid to high single digit rate.

	Targets 2020(2)	Targets 2019(2),(3)	2018 base EUR million
Adjusted revenue growth rate	Mid to high single digit	3 to 7%	16,026
Adjusted net income growth rate	Mid to high single digit	(2) to 2%	1,341

These targets as well as the 2018 base are and will be adjusted in order to make the business performance in the respective periods comparable for items such as: FCPA related charges, the IFRS 16 implementation, the contributions from Sound in H1 2018, the gain (loss) related to divestitures of Care Coordination activities and expenses for the cost optimization program. All effects from the pending NxStage acquisition are excluded from the targets for 2019 and 2020.

(2)         Numbers at constant currency

(3)         Reported revenue 2018 of EUR 16,547 million adjusted for Sound H1 2018; reported net income 2018 of EUR 1,982 million adjusted for Sound H1 2018, the gain (loss) related to divestitures of Care Coordination activities and the 2018 FCPA related charge (for details see reconciliation at the attached tables)

Global Efficiency Program II on track

Fresenius Medical Care launched the second phase of its Global Efficiency Program (GEP II) in 2018. The program’s objectives are to identify and realize further efficiency potential and enhance the company’s overall competitiveness. In 2018, we achieved 15% of the targeted sustained cost improvements, which is well ahead of the anticipated contribution of 10% for the year. Therefore, the company increases the lower end of the expected range of sustained cost improvements to EUR 150 million and now expects EUR 150 million to EUR 200 million per annum by 2020.

Investments in future growth and improved cost base

New 2019 cost optimization program

Fresenius Medical Care remains committed to a continuous optimization of its business. In 2019, the company will invest around EUR 100 million in order to sustainably improve its cost base in addition to the GEP II program. Based on enhancements in the products and services business, the 2019 cost optimization program is expected to be accretive to net income already from 2020 onwards.

Investments in future growth

Based on very positive patient sentiment towards the provision of dialysis in the home setting and an innovative product portfolio, Fresenius Medical Care plans to invest in building and redesigning training facilities, rolling out training courses, building up and scaling the home distribution infrastructure and optimizing facilities to meet increasing demand for home dialysis products and services. As a part of the home strategy Fresenius Medical Care is in the process of acquiring NxStage Medical, Inc., who produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting.

The second major focus of investment in 2019 will be developing economies such as China. Given the company’s more than 15 years of experience in China on the product side, the strong growth of chronic diseases and the current development of the Chinese healthcare market, Fresenius Medical Care will invest in response to the strong growth impulse there and to participate actively in the market opportunity. Our target is to build a network of more than 100 clinics and to invest in home dialysis in China in the coming years. Another example is the Indian market, where we grow our clinic network and have just launched our new 4008A machine, which is engineered for developing economies.

Creating direct shareholder return

22nd consecutive dividend increase proposed

Based on the solid results for full year 2018, a new record dividend of EUR 1.17 per share, representing an increase of 10% will be proposed to the Annual General Meeting in May 2019. If approved, and based on dividend-entitled shares, the company would return a total of EUR 359 million to its shareholders.

Share buyback program

Fresenius Medical Care has decided to utilize its strong balance sheet to create additional shareholder return by buying back shares in a total aggregate amount of up to EUR 1 billion over the course of 2019 and 2020 in compliance with EU safe harbor provisions.

NxStage

On 29 January 2019 Fresenius Medical Care announced that the company has extended the end-date under the merger agreement with NxStage Medical, Inc. to account for the interruption of the U.S. Federal Trade Commission’s review of the transaction during the recent U.S. government shutdown. The merger agreement’s end-date has been extended to August 6, 2019, or such earlier date on which there has been 60 consecutive days of full funding of the U.S. Federal Trade Commission’s operations. The closing of the transaction is expected in the first quarter of 2019.

Revenue development reflects portfolio divestitures

Revenue in the fourth quarter 2018 decreased by 3% at constant currency to EUR 4,300 million. On a comparable basis (excluding the effects from IFRS 15 and the H2 2017 contribution from the divested Sound Inpatient Physicians, Inc.) revenue rose 7% (+7% at constant currency). Health Care Services revenue decreased by 5% (-5% at constant currency) to EUR 3,413 million while Health Care Products revenue increased by 5% to EUR 887 million (+6% at constant currency).

Revenue for the full year 2018 decreased by 2% at constant currency to EUR 16,547 million (+4% at constant currency on a comparable basis). Health Care Services revenue decreased by 9% (-4% at constant currency) to EUR 13,264 million, mainly due to the divestitures in Q2 2018, with organic growth at a solid 4%. Health Care Products revenue increased by 1% (+5% at constant currency) to EUR 3,283 million, primarily driven by higher sales of chronic hemodialysis products and renal pharmaceuticals, as well as acute and peritoneal dialysis products.

Corporate cost in the fourth quarter 2018 amounted to EUR 67 million. The fourth quarter 2017 (EUR 289 million) included a EUR 200 million FCPA-related charge. Corporate costs for the full year 2018 declined from EUR 539 million to EUR 359 million, including a EUR 77 million FCPA-related charge.

Operating income (EBIT) in the fourth quarter 2018 rose 18% (+12% at constant currency) to EUR 613 million. On a comparable basis (excluding effects from the divestitures of Care Coordination activities, the H2 2017 contribution from Sound Physicians, the U.S. ballot initiatives and the 2018 FCPA-related charge), EBIT increased by 42% (+39% at constant currency) to EUR 648 million. For the full year 2018, EBIT was EUR 3,038 million, a strong increase of 29% (+33% at constant currency) on the previous year. On a comparable basis, EBIT increased by 3% (+6% at constant currency) to EUR 2,346 million, mainly due to the lower FCPA-related charge.

Net interest expense in the fourth quarter 2018 was EUR 58 million, compared to EUR 80 million in the fourth quarter 2017. For the full year 2018, net interest expense was EUR 301 million, a year-over-year reduction of 17%. This reduction was supported by the repayment of higher-interest-bearing instruments and their replacement mainly with a Euro bond at lower interest rates in July 2018, a lower debt level, interest income from investing the Sound Physicians sale proceeds, and lower interest on taxes.

Income tax expense in the fourth quarter 2018 benefited from prior year and audit impacts. For the full year 2018, income tax expense increased by 15% to EUR 511 million. On a reported basis, the tax rate was 18.7% (22.2% for the full year 2017), a reduction largely driven by the gain related to the divestitures of Care Coordination activities with a lower tax basis and favorable prior year tax effects.

Excluding (i) the impact from the gain (loss) related to divestitures from Care Coordination activities, (ii) the H2 2017 contribution from Sound Physicians, (iii) the U.S. ballot initiatives and (iv) the FCPA-related charge, the VA agreement and the Natural Disaster costs as well as the effects from the U.S. tax reform, the 2018 effective tax rate decreased by 70 basis points to 30.1%.

Net income(1) for the fourth quarter 2018 increased by 8% (+1% at constant currency) to EUR 425 million. On a comparable basis (excluding (i) the impact from the gain (loss) related divestitures from Care Coordination activities, (ii) the H2 2017 contribution from Sound Physicians, (iii) the U.S. ballot initiatives and (iv) the 2018 FCPA-related charge)

net income for the fourth quarter of 2018 increased 13% to EUR 408 million (+9% at constant currency). Based on approximately 306.9 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) improved by 8%, to EUR 1.38. Adjusted for the previously described effects, EPS rose 13% to EUR 1.33 (+9% at constant currency).

Net income(1) for the full year 2018 increased by 55% (+60% at constant currency) to EUR 1,982 million. Excluding the four effects described in the previous paragraph ((i) EUR +673 million, (ii) EUR 38 million, (iii) EUR -40 million, and (iv) EUR -28 million), net income increased 11% to EUR 1,377 million (14% at constant currency). Based on approximately 306.5 million shares, basic EPS increased from EUR 4.17 to EUR 6.47 (+55%). Excluding the effects described above, EPS increased 11% (+14% at constant currency) to EUR 4.49. On an adjusted basis, net income and EPS increased by 4% at constant currency.

North America growth affected by divestitures

In the fourth quarter 2018, North America segment revenue declined 6% to EUR 2,981 million (-9% at constant currency), reflecting the divestiture of Care Coordination activities. On a comparable basis, excluding the effects caused by IFRS 15 and the revenue of Sound Physicians in the fourth quarter 2017, the segment grew by 8% (+5% at constant currency). Health Care Services revenue came in at EUR 2,746 million, of which Care Coordination contributed EUR 291 million. Dialysis Care revenue reached EUR 2,455 million, a strong increase of 10% (+7% at constant currency). Health Care Products revenue grew strongly by 10% to EUR 235 million (+7% at constant currency).

Operating income in North America in the fourth quarter 2018 was EUR 492 million, a decline of 19%. The operating income margin of 16.5% came in below 2017’s strong fourth quarter margin of 19.2%. The Dialysis EBIT in North America fell 4% to EUR 498 million.

For the full year 2018, North America revenue was at EUR 11,570 million, down by 10% (-6% at constant currency). On a comparable basis (excluding the effects from IFRS 15 and the H2 2017 impact from Sound Physicians), revenue fell by 2% (+ 2% at constant currency). Reflecting the divestiture of Care Coordination activities, Health Care Services revenue declined by 11% (-7% at constant currency) to EUR 10,725 million.

(1) Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Dialysis Care revenue decreased by 2% (+3% at constant currency) to EUR 9,089 million, mainly due to increased organic revenue per treatment and growth in same-market treatments, partially offset by the effect caused by IFRS 15. Care Coordination revenue fell 42% to EUR 1,636 million (-39% at constant currency).

Health Care Products revenue grew by a solid 5% in constant currency to EUR 845 million, driven by higher sales of renal pharmaceuticals and products for peritoneal dialysis and hemodialysis.

Operating income increased by 28% to EUR 2,665 million (+33% at constant currency). The operating income margin reached 23.0% (FY 2017: 16.2%). While the Care Coordination margin was positively influenced by the divestiture of certain activities, the margin in the Dialysis business declined to 17.6% (FY 2017: 19.3%), primarily due to the effect from the prior-year agreement with the U.S. Department of Veterans Affairs, the move of calcimimetic drugs in dialysis services, and lower revenue from commercial payors.

At the end of 2018, 204,107 patients were being treated at the company’s 2,529 clinics in North America. Dialysis treatments increased by 3%.

At $354, revenue per treatment in the United States in 2018 was up by 4% due to the move of calcimimetic drugs, partially offset by lower revenue from commercial payors and higher implicit price concessions. Cost per treatment increased by 6% to $289, largely driven by the move of calcimimetic drugs and property-related costs, partially offset by lower costs for healthcare supplies.

Highest 5-Diamond Patient Safety results in the U.S. achieved

Nearly 100% of Fresenius Medical Care’s U.S. clinics achieved 5-Diamond status in the 5-Diamond Patient Safety Program, compared with 93% of all participating providers. Nearly 44% of all dialysis providers participated. Participation in the 5-Diamond Patient Safety Program is just one part of our commitment to delivering an exceptional patient experience.

Solid Health Care Services growth in EMEA

Revenue in the EMEA segment increased by 3% (+5% at constant currency) to EUR 679 million in the fourth quarter 2018. Health Care Services revenue increased by 6% (+9% at constant currency) to EUR 331 million, while Health Care Products revenue was flat at EUR 348 million (+2% at constant currency). Non-dialysis products contributed revenue of EUR 18 million (Q4 2017: EUR 20 million). Operating income in EMEA decreased by 12% (-11% at constant currency) to EUR 97 million in the fourth quarter 2018, while the operating income margin fell to 14.4% (Q4 2017: 16.7%).

For the full year 2018, EMEA revenue increased by 2% (+4% at constant currency) to EUR 2,587 million. Health Care Services revenue increased by 3% (+6% in constant currency), based on same-market treatment growth and contributions from acquisitions. Health Care Products revenue was stable at EUR 1,313 million (+2% at constant currency), driven by higher sales of machines, products for acute care, renal pharmaceuticals, bloodlines and concentrates, partially offset by lower sales of dialyzers as well as products for peritoneal dialysis. Operating income decreased by 10% to EUR 399 million (-10% at constant currency). The operating income margin fell to 15.4% (FY 2017: 17.4%), mainly due to an impairment of intangible assets and higher personnel costs in certain countries.

At the end of 2018, 65,061 patients were being treated at the company’s 776 clinics in EMEA. Dialysis treatments increased by 4%.

Strong year-end performance in Asia-Pacific

Asia-Pacific revenue grew strongly by 9% (+9% at constant currency) to EUR 454 million in the fourth quarter 2018. At EUR 207 million, Health Care Services revenue in the region increased by 8% (+7% at constant currency). The 9% (+11% constant currency) growth in Health Care Products revenue to EUR 247 million was mainly supported by higher sales of products for chronic hemodialysis and acute care treatments. Operating income climbed a strong 13% (+12% at constant currency) to EUR 86 million. The operating income margin rose to 18.8% (Q4 2017: 18.2%).

For the full year 2018, Asia-Pacific revenue grew by 4% (+8% at constant currency) to EUR 1,689 million, mainly driven by same-market treatment growth and acquisitions.  Health Care Services contributed EUR 776 million. Health Care Products revenue of EUR 913 million was mainly supported by higher sales of products for chronic hemodialysis and acute care treatments. Operating income declined by 3% (-1% at constant currency) to EUR 304 million, while the operating income margin was 18.0% (FY 2017: 19.3%).

This development was primarily driven by unfavorable currency transaction effects, partially offset by business growth in certain countries in the region.

At the end of 2018, 31,476 patients were being treated at the company’s 394 clinics in Asia-Pacific. Dialysis treatments increased by 3%.

Lower contribution from Latin America

Latin America revenue was EUR 182 million in the fourth quarter 2018, a decrease of 2% (and a strong increase of 33% at constant currency). Health Care Services revenue was flat at EUR 129 million (+44% at constant currency). Health Care Products revenue decreased by 5% (+8% at constant currency) to EUR 53 million. Operating income came in at EUR 5 million, 63% below 2017’s fourth quarter (-93% at constant currency). The operating margin was 2.8% (Q4 2017: 7.4%).

For the full year 2018, Latin America revenue decreased by 5% (+22% at constant currency) to EUR 686 million. Revenue in Health Care Services was EUR 489 million, a decrease of 5% (+27% at constant currency) due to organic revenue increase driven by hyperinflation in Argentina, contributions from acquisitions, and same-market growth. Health Care Products revenue of EUR 197 million decreased by 4% (+11% at constant currency), driven by higher sales of machines and acute and peritoneal dialysis products, partially offset by lower sales in dialyzers. Operating income decreased by 51% (-65% at constant currency) to EUR 29 million. The operating income margin was 4.2% (FY 2017: 8.1%), mainly impacted by hyperinflation in Argentina and unfavorable currency transaction effects.

At the end of 2018, Fresenius Medical Care treated 32,687 patients at 229 clinics in Latin America. Dialysis treatments increased by 4%.

Solid operating cash flow

In the fourth quarter 2018, the company generated net cash provided by operating activities of EUR 698 million, representing 16.2% of revenue (Q4 2017: EUR 528 million). The increase was primarily attributable to a favorable development of trade accounts receivables due to a positive development of DSO and lower income tax payments.

In the full year 2018, the company generated net cash provided by operating activities of EUR 2,062 million, compared with EUR 2,192 million for the full year 2017. This represents 12.5% of revenue, clearly exceeding our 2018 target of more than 10%. The slight decrease in net cash provided by operating activities was largely driven by the 2017 payment under the VA agreement, increased inventory levels and a discretionary contribution to plan assets in the U.S., partially offset by lower income tax payments. Free cash flow reached EUR 1,059 million (FY 2017: EUR 1,351 million). DSO as of December 31, 2018 was 75 days, the same level as at the end of 2017.

Press Conference

Fresenius Medical Care will hold a press conference at its headquarters in Bad Homburg, Germany to discuss the results of the fourth quarter and full year 2018 on Wednesday, February 20, 2018, at 10 a.m. CET. The press conference will be webcast in the media center of the company’s website www.freseniusmedicalcare.com. A replay will be available shortly after the conference.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the fourth quarter and full year 2018 on Wednesday, February 20, at 3:30 p.m. CET / 9:30 a.m. EDT. The company invites investors to follow the live webcast of the call on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF file for a complete overview of the results for the fourth quarter and full year 2018.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,928 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 333,331 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimers

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended December 31
in € million, except share data, audited	2018	2017	Change	Change at cc
Health Care Services	3,413	3,581	-4.7%	-5.4%
Health Care Products	887	848	4.7%	6.1%
Revenue	4,300	4,429	-2.9%	-3.2%
Revenue on a comparable basis	4,300	4,024	6.8%	6.5%
Revenue adjusted	4,300	4,025	6.8%	6.5%

Costs of revenue	2,920	2,921	-0.1%	0.1%
Gross profit	1,380	1,508	-8.4%	-9.6%
Selling, general and administrative	729	990	-26.3%	-26.9%
(Gain) loss related to divestitures of Care Coordination activities	21	(21)	n.a.	n.a.
Research and development	38	36	7.1%	6.4%
Income from equity method investees	(21)	(16)	30.0%	29.7%
Operating income (EBIT)	613	519	18.1%	11.6%
Operating income (EBIT) on a comparable basis	648	456	42.2%	39.1%
Operating income (EBIT) adjusted	648	663	-2.2%	-4.4%

Interest expense, net	58	80	-27.8%	-30.1%
Income before taxes	555	439	26.4%	19.1%
Income tax expense	63	(30)	n.a.	n.a.
Net income	492	469	5.0%	-1.5%
Less: Net income attributable to noncontrolling interests	67	75	-10.2%	-12.3%
Net income(1)	425	394	7.9%	0.5%
Net income(1) on a comparable basis	408	361	12.8%	9.2%
Net income(1) adjusted	353	325	8.4%	4.0%

Weighted average number of shares	306,858,573	306,908,491

Basic earnings per share	€1.38	€1.28	7.9%	0.6%
Basic earnings per share on a comparable basis	€1.33	€1.18	12.9%	9.2%
Basic earnings per share adjusted	€1.15	€1.06	8.4%	4.1%

In percent of revenue
Operating income (EBIT)	14.3%	11.7%
Operating income (EBIT) on a comparable basis	15.1%	11.3%
Operating income (EBIT) adjusted	15.1%	16.5%

(1) Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Statement of earnings

	Twelve months ended December 31
in € million, except share data, audited	2018	2017	Change	Change at cc
Health Care Services	13,264	14,532	-8.7%	-3.8%
Health Care Products	3,283	3,252	0.9%	5.0%
Revenue	16,547	17,784	-7.0%	-2.2%
Revenue on a comparable basis	16,547	16,739	-1.2%	3.9%
Revenue adjusted	16,547	16,645	-0.6%	4.5%

Costs of revenue	11,392	11,765	-3.2%	2.2%
Gross profit	5,155	6,019	-14.3%	-10.8%
Selling, general and administrative	2,865	3,619	-20.8%	-17.1%
(Gain) loss related to divestitures of Care Coordination activities	(809)	(26)	n.a.	n.a.
Research and development	134	131	2.2%	3.7%
Income from equity method investees	(73)	(67)	9.1%	9.5%
Operating income (EBIT)	3,038	2,362	28.6%	33.1%
Operating income (EBIT) on a comparable basis	2,346	2,278	3.0%	6.3%
Operating income (EBIT) adjusted	2,346	2,409	-2.6%	0.5%

Interest expense, net	301	365	-17.5%	-14.4%
Income before taxes	2,737	1,997	37.0%	41.8%
Income tax expense	511	443	15.3%	20.7%
Net income	2,226	1,554	43.2%	47.8%
Less: Net income attributable to noncontrolling interests	244	274	-11.3%	-7.3%
Net income(1)	1,982	1,280	54.9%	59.7%
Net income(1) on a comparable basis	1,377	1,242	10.8%	13.7%
Net income(1) adjusted	1,185	1,162	2.0%	4.3%

Weighted average number of shares	306,541,706	306,563,400

Basic earnings per share	€6.47	€4.17	54.9%	59.7%
Basic earnings per share on a comparable basis	€4.49	€4.05	10.8%	13.8%
Basic earnings per share adjusted	€3.86	€3.79	2.0%	4.3%

In percent of revenue
Operating income (EBIT)	18.4%	13.3%
Operating income (EBIT) on a comparable basis	14.2%	13.6%
Operating income (EBIT) adjusted	14.2%	14.5%

(1) Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended December 31		Twelve months ended December 31
in € million, audited	2018	2017	2018	2017

Operating performance on a comparable basis and adjusted

Revenue	4,300	4,429	16,547	17,784
IFRS 15 Implementation		(100)		(486)
Sound H2 2017(1)		(305)		(559)
Revenue on a comparable basis	4,300	4,024	16,547	16,739
VA Agreement(2)		1		(94)
Revenue adjusted	4,300	4,025	16,547	16,645

Operating income (EBIT)	613	519	3,038	2,362
(Gain) loss related to divestitures of Care Coordination activities	21		(809)
Sound H2 2017(1)		(63)		(84)
2018 FCPA Related Charge	2		77
U.S. Ballot Initiatives(3)	12		40
Operating income (EBIT) on a comparable basis	648	456	2,346	2,278
VA Agreement(2)		1		(87)
Natural Disaster Costs(4)		6		18
2017 FCPA Related Charge		200		200
Operating income (EBIT) adjusted	648	663	2,346	2,409

Net income(5)	425	394	1,982	1,280
(Gain) loss related to divestitures of Care Coordination activities	17		(673)
Sound H2 2017(1)		(33)		(38)
2018 FCPA Related Charge	(47)		28
U.S. Ballot Initiatives(3)	13		40
Net income(5) on a comparable basis	408	361	1,377	1,242
VA Agreement(2)		1		(51)
Natural Disaster Costs(4)		3		11
2017 FCPA Related Charge		200		200
U.S. Tax Reform (excl. Sound H2 2017)(6)	(55)	(240)	(192)	(240)
Net income(5) adjusted	353	325	1,185	1,162

(1)   Sound H2 2017: contribution of Sound Physicians

(2)   VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

(3)   U.S. Ballot Initiatives: contributions to the opposition to the ballot initiatives in the U.S.

(4)   Natural Disaster Costs: three hurricanes and an earthquake

(5)   Attributable to shareholders of FMC AG &Co. KGaA

(6)   U.S. Tax Reform: impacts from U.S. tax reform

Basis for Targets 2019

in € million, audited	2018	Targets 2019

Revenue	16,547
Sound H1 2018(1)	(521)
Revenue adjusted	16,026	Growth: 3 - 7% cc

Net income(2)	1,982
Sound H1 2018(1)	4
(Gain) loss related to divestitures of Care Coordination activities	(673)
2018 FCPA related charge	28
Net income(2) adjusted	1,341	Growth: (2) - 2% cc

(1)   Contribution of Sound Physicians

(2)   Attributable to shareholders of FMC AG & Co. KGaA